GUARANTY AGREEMENT

Name and Address of "Lender":
Southside Bank
P. O. Box 1079
Tyler, Texas 75710

Name and Address of "Debtor" and "Maker":
Hartman Three Forest Plaza, LLC, a Texas limited liability company
2909 Hillcroft, Suite 420
Houston, Texas 77057

1.   Guaranty. Subject to Section 12 below, the undersigned ("Guarantors", whether one or more) jointly and severally agree to pay to the Lender at its address set out above, when due or declared due (a) all principal, interest and other sums payable by Debtor to Lender under the Promissory Note dated December 22, 2016, executed by Debtor, payable to the order of Lender in the principal face amount of $19,827,500.00, as hereafter renewed, extended, modified or restated; and (b) all obligations of Debtor under the Loan Agreement of even date herewith between Lender and Debtor, as same may hereafter be renewed, extended, modified or restated (the "Loan Agreement"); and/or (c) the obligations of Debtor under the other Loan Documents (as defined in the Loan Agreement) (hereinafter collectively called "Guaranteed Indebtedness"). The liability of Guarantors for the Guaranteed Indebtedness is unlimited as to amount, except as expressly provided in Section 12 below.

2.   Waivers of Guarantors. Guarantors waive, to the full extent permitted by applicable law, (i) diligence in preserving liability of any person on Guaranteed Indebtedness, and in collecting or bringing suit to collect Guaranteed Indebtedness; (ii) all rights of Guarantors under Chapter 43 of the Texas Civil Practice and Remedies Code; (iii) protest; (iv) notice of extensions, renewals, or rearrangements of Guaranteed Indebtedness; and (v) notice of acceptance of this agreement, of creation of Guaranteed Indebtedness, of failure to pay Guaranteed Indebtedness as it matures, of any other default, of adverse change in Debtor's financial condition, of release or substitution of collateral, and of subordination of Lender's rights in any collateral, and every other notice of every kind. Guarantors' obligations hereunder shall not be altered, nor shall Lender be liable to Guarantors because of, any action or inaction of Lender in regard to a matter waived or notice of which is waived by Guarantors in the preceding sentence. **Guarantors waive all rights and defenses under Sections 51.003, 51.004 and 51.005 of the Texas Property Code, and all other defenses to enforcement of this Guaranty, except for the defense of payment in full of all Guaranteed Indebtedness after termination or expiration of all obligations on the part of Lender to extend credit to Debtor.**

3.   Collection Costs. Guarantors agree to pay all reasonable attorneys' fees and other collection costs if this agreement is placed in the hands of an attorney for collection.

4.   Change of Status. Should the status of Debtor change as a result of merger, consolidation, or otherwise, this agreement shall continue and shall cover Guaranteed Indebtedness under the new status.

5.   Guaranty Continuing. This is an unconditional continuing guaranty of payment.

6. **Remedies.** Lender need not resort to Debtor or any other person or proceed against collateral before pursuing Lender's rights against any of Guarantors. Lender's action or inaction with respect to any right of Lender under the law or any agreement shall not alter the obligation of Guarantors hereunder. Lender may pursue any remedy against Debtor, any of Guarantors or any collateral, or under any other guaranty agreement without altering the obligations of Guarantors hereunder, and without liability to Guarantors even though Lender's action or inaction may result in Guarantors' loss of rights of subrogation or to proceed against others for reimbursement or contribution, or any other right. No payment by any of Guarantors shall entitle him, by subrogation or otherwise, to any rights against Debtor prior to the payment in full of all Guaranteed Indebtedness and termination or expiration of all obligations on the part of Lender to extend credit to Debtor.

7. **Un-enforceability or Un-collectability of Debt.** Each of Guarantors shall remain liable for the Guaranteed Indebtedness even though the Guaranteed Indebtedness may be unenforceable against or uncollectible from Debtor or any other person because of incapacity, lack of power or authority, discharge, or for any other reason, except for payment in full of the Guaranteed Indebtedness and termination or expiration of all obligations on the part of Lender to extend credit to Debtor.

8. **Notice of Institution of Suit.** Lender need not notify Guarantors that Lender has sued Debtor; but if Lender gives written notice to Guarantors that it has sued Debtor, Guarantors shall be bound by any judgment or decree therein.

9. **Transferees of Debt.** This agreement shall inure to the benefit of Lender's successors and transferees.

10. **Suit against Guarantors.** Lender may sue any of Guarantors without impairing Lender's rights against the other Guarantors, with or without making Debtor a party. Lender may settle with any Debtor or any of Guarantors for such sums as it may elect, or may release Debtor or any of Guarantors, without impairing Lender's right to collect Guaranteed Indebtedness from any other Guarantors.

11. **Miscellaneous.** This agreement shall bind Guarantors and their respective heirs, administrators, executors, personal representatives, successors and assigns. Each gender shall include all genders, and the singular shall include the plural and the plural the singular, as the context shall require. Guarantors shall furnish Lender from time to time financial statements and such other information as Lender may reasonably request. This agreement is made under and shall be governed by, and construed in accordance with, the law of Texas. The unenforceability or invalidity, as determined by a court of competent jurisdiction, of any provision of this agreement as to any of Guarantors shall not render unenforceable or invalid any other provision as to any other Guarantors. This agreement may be signed in multiple counterparts.

12. **Limitation on Recourse.**

A. Notwithstanding the foregoing or anything to the contrary herein, the liability of Guarantors for amounts and obligations under this agreement shall be limited to any actual loss or damage sustained by Lender resulting from any of the following:

    a.   Failure of Maker to pay any of the taxes, assessments or similar charges payable in accordance with the terms of the Loan Documents;

    b.   Misappropriation of condemnation proceeds from the Collateral (as defined in the Loan Agreement) in violation of the Loan Documents;

Guaranty Agreement

c. Misappropriation of insurance proceeds after a casualty loss affecting the Collateral in violation of the Loan Documents;

d. Failure of Maker to maintain insurance coverages for the Collateral as required by the Loan Documents;

e. Failure of Maker to fully indemnify Lender for environmental claims or liabilities as required by the Loan Agreement;

f. Misappropriation of any rents received by Maker or Guarantors during the continuance of a Default (as defined in the Loan Agreement), except to the extent that such rents are applied either to (i) the payment of principal, interest and other charges payable under the Loan Documents, or (ii) the payment of ordinary and necessary operating expenses of the Collateral;

g. Any unapplied security deposits or other unapplied refundable deposits or prepaid rents by any tenants of the Property (as defined in the Loan Agreement) are not turned over to Lender or any other purchaser of the Collateral upon conveyance of the Collateral to Lender or any other purchaser pursuant to foreclosure or power of sale, or by a conveyance to Lender;

h. Any fraud or willful material misrepresentation by Maker or any of Guarantors;

i. Failure of Maker to comply with the single-purpose entity requirements set forth in the Loan Documents;

j. Opposition by Maker or any of Guarantors to Lender's exercise of its rights under the Loan Documents, including without limitation foreclosure on the Collateral; provided that the foregoing shall not limit Maker's right to assert (and Guarantors shall have no personal liability with respect to the assertion of) any good faith defenses;

k. Any change in ownership or control of Maker to the extent prohibited by the terms of the Loan Agreement;

l. An involuntary bankruptcy, insolvency, or receivership proceeding is filed against Maker, and such action is not dismissed within ninety (90) days after filing;

m. Maker borrows money in violation of the terms of the Loan Agreement; and

n. Maker fails to pay any tenant improvement allowance due under any of the Leases (as defined in the Loan Agreement), or fails to pay any leasing commission owed by Maker with respect to any of the Leases.

B. Provided, notwithstanding the provisions of Section 12A above, the limitation on liability contained in section 12A shall not apply with respect to any of the following events, and upon the occurrence of any of the following events, Guarantors shall be fully, jointly and severally liable for payment of the Guaranteed Indebtedness:

a. Maker files for bankruptcy, insolvency, receivership or a similar proceeding;

b. An involuntary bankruptcy, insolvency, or receivership proceeding is filed against Maker, and Maker or Guarantor aids or acts in collusion with another person or entity in connection with such bankruptcy, insolvency or receivership proceeding, and such action is not dismissed within ninety (90) days after filing; or

c. Any voluntary conveyance of the Property by Maker, except as may be expressly permitted under the terms of the Loan Documents.

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SIGNED AND DELIVERED as of the $\underline{19^{th}}$ day of December, 2016.

Guarantors:

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC., a Maryland corporation

By: _____
Allen R. Hartman, CEO and President

Guarantors' mailing address:
2909 Hillcroft, Suite 420
Houston, Texas 77057